Exhibit (a)(2)
Intralinks Holdings Inc.,
150 East 42nd Street, 8th Floor, New York, New York 10017

Ronald W. Hovsepian
President and Chief Executive Officer
December 19, 2016
Dear Intralinks Stockholders:
As you may be aware, Intralinks Holdings, Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated as of December 5, 2016 (the “Merger Agreement”), with Synchronoss Technologies, Inc. (“Parent”) and GL Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Parent, which provides for the acquisition of the Company by Parent.
Under the terms of the Merger Agreement, Merger Sub has commenced a cash tender offer to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), at a price per share of $13.00 net to the seller in cash, without interest and less any applicable withholding taxes (such offer, as it may be amended from time to time in accordance with the Merger Agreement, the “Offer”, and such amount of consideration or any greater amount per share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase and related materials enclosed with this letter.
Unless subsequently extended, the Offer is currently scheduled to expire at one minute after 11:59 p.m., Eastern Time, on January 18, 2017 (the “Expiration Time”).
Upon the successful completion of the Offer, the shares of Company Common Stock validly tendered prior to the Expiration Time and not withdrawn will be purchased by Merger Sub. Thereafter, Merger Sub will merge with and into the Company (the “Merger”), and all of the shares of Company Common Stock not purchased in the Offer (other than shares of Company Common Stock held (i) by the Company as treasury stock, which shares will be cancelled and cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such shares of Company Common Stock) will be cancelled and converted into the right to receive an amount equal to the Offer Price, without interest and subject to applicable tax withholding.
As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, after careful consideration, the Company’s Board of Directors (the “Company Board”) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Company Common Stock in the Offer.
We greatly appreciate and thank you for the continued support and encouragement you have shown the Company.
Sincerely,

Ronald W. Hovsepian
President and Chief Executive Officer